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                             January 26, 2022

       Gina Serkasevich
       Chief Executive Officer, Director
       Hero Technologies Inc.
       310 Commons Trail Ln
       Huffman, TX 77336

                                                        Re: Hero Technologies
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 13,
2022
                                                            File No. 333-261062

       Dear Ms. Serkasevich:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2021 letter.

       Form S-1 Amendment 1 filed January 13, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 24

   1. In response to comment 4, we note you provided expanded disclosures for the nine month period ended September
30, 2021 versus 2020 that are responsive to the comment. Please provide similar
disclosures for the comparison of results of operations for the years ended
                                                        December 31, 2020 and
2019.
       Business, page 31

   2. In response to comment 8 you revised page 31 to disclose that the company assumed all liabilities with
respect to assigned contracts as part of the acquisition of Veteran Hemp
 Gina Serkasevich
Hero Technologies Inc.
January 26, 2022
Page 2
      Co. Please describe, and quantify the liabilities assumed with respect to assigned contracts, to the extent material.
Executive Compensation, page 33

3. We note your response to comment 10. Please update to provide executive compensation disclosure for the fiscal year ended December 31,
2021. See Item
      402(n) of Regulation S-K.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-8

4. You disclose ownership of wholly-owned subsidiaries MassCannabis LLC and Mile High
      Green LLC without providing any descriptive information about the subsidiary. Please expand your disclosure here and on pages F-15 and F-20 to provide sufficient detail to understand the nature and operations of these entities.
Interim Financial Statements, page F-16

5. We note you have updated your financial statements for the period ending September 30,
      2021 and September 30, 2020. However, several line item values presented in the interim financial statements for the period ended September 30, 2020 are identical to the line items for the period ending June 30, 2020 as presented in your registration statement filed on November 12, 2021. Please revise or advise.

      Also revise your Consolidated Statement of Operations and Comprehensive Loss to
      specify the period included in the financial statements (quarter or nine months ended).
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Joseph
Klinko, Staff Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at (202) 551-
3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                            Sincerely,
FirstName LastNameGina Serkasevich
                                                            Division of
Corporation Finance
Comapany NameHero Technologies Inc.
                                                            Office of Energy &
Transportation
January 26, 2022 Page 2
cc:       William Hart
FirstName LastName